

Concerns Over The Proposed Inspirato-Buyerlink Reverse Merger

A View From Inspirato's Largest Minority Shareholder[1]

September 2025

(1) As of 8/18/25

Disclaimer

- This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of Stoney Lonesome HF LP (together with certain of its affiliates, "Stoney Lonesome" or "we") as of the date hereof with respect to Inspirato Incorporated ("Inspirato," "ISPO" or the "Company"), including with respect to its proposed reverse merger with Buyerlink Inc. ("Buyerlink"). Stoney Lonesome reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials.

- The information contained herein is based on publicly available information with respect to the Company, including filings made by the Company with the Securities and Exchange Commission (the "SEC") and other sources, as well as Stoney Lonesome's analysis of such publicly available information. Stoney Lonesome has relied upon and assumed, without independent verification, the accuracy and completeness of all data and information available from public sources, and no representation or warranty is made that any such data or information is accurate. Stoney Lonesome recognizes that the Company may possess confidential or otherwise non-public information that could lead it to disagree with Stoney Lonesome's views and/or conclusions and that could alter the opinions of Stoney Lonesome were such information known. Stoney Lonesome has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein, and Stoney Lonesome and each of its members, employees, representatives and agents expressly disclaim any liability which may arise from this presentation and any errors contained herein and/or omissions herefrom or from any use of the contents of this presentation.

- Except for the historical information contained herein, the information and opinions included in this presentation constitute forward-looking statements, including estimates and projections prepared with respect to, among other things, the Company's anticipated operating performance, the value of the Company's securities, debt or any related financial instruments that are based upon or relate to the value of securities of the Company (collectively, "Company securities"), general economic and market conditions and other future events. You should be aware that all forward-looking statements, estimates and projections are inherently uncertain and subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may differ materially from the information contained herein due to reasons that may or may not be foreseeable.

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Executive Summary

- We believe the proposed reverse merger between Inspirato and Buyerlink (the "Proposed Merger") is a value destructive deal for minority stockholders

- We believe the Proposed Merger reeks of self-dealing, and we are concerned Inspirato's Chairman and CEO, Payam Zamani, is enriching himself at the expense of Inspirato's minority stockholders

- We believe the Board is not acting in the best interest of Inspirato's minority stockholders

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Inspirato vs Buyerlink

Inspirato

- High end luxury hospitality membership club
- Strong Brand - 71 NPS Score[1]
- 10,000 club members generating ~$60mm yearly subscription revenue[2]
- 1,200 pass members generating ~$40mm yearly subscription revenue[3]
- 2025 Revenue Guidance $235-255mm[4]
- 2028 Projected Revenues $288mm[5]
- 2028 Projected EBITDA $28.8mm[5]

Buyerlink

- Transactional lead generation and marketplace business
- Transactional business are much more volatile and trade at lower multiples than subscription businesses[6]
- 2025 Projected Revenues – $147mm[7]
- 2028 Projected Revenues – $179mm[7]
- 2028 Projected EBITDA - $45mm[7]
- **We don't put any weight in Buyerlink projections given the readily apparent conflicts of interest**

(1) ISPO 03.25.25 press release; (2) ISPO Q2 '25 10-Q, including 100 Invited members, estimated $6,000 annual dues;(3) ISPO Q2 '25 10Q estimated $32,000 annual pass dues; (4) ISPO 05.07.25 press release; (5) ISPO Form DEFM14A 08.29.25 pg. 40; (6) Stoney Lonesome research; (7) ISPO Form DEFM14A 08.29.25 pg. 40, FY '25 Buyerlink projections calculated as $75,652,000 / 0.528 [Stub Period Provided]

Inspirato vs Buyerlink

ISPO

- 2024 was a restructuring year, as such, we believe results are not indicative of future performance

- We believe 2025 guidance is more appropriate. Importantly, Company guidance excludes any uplift from digital marketing investment, which CEO Zamani has talked about since the Q4 '24 earnings conference call[1]

- Inspirato generated ~$3.9mm in adj. EBITDA over the last twelve months[2]

- FY 25 Guidance: $235-255 mm in revenues and $0-5mm in adj. EBITDA[3]

- Holds $29.8mm in cash and restricted cash (as of 6/30/25) versus Capital One debt (recently terminated for $20mm). ~$10mm in net cash.[4]

Buyerlink

- Has 9 subsidiaries and we believe the business is reliant on M&A for growth[5]

- 2024: $124mm in revenue and $27mm adj. EBITDA[6]

- Home Services revenue declined 31% in FY 24 and is the growth driver of going forward?[7]

- Holds $10.7mm in cash versus $33.2mm Citi debt and an $8.7mm note owed to CEO Zamani (as of 6/30/25)[8]



(1) ISPO Q4 24 Conference Call 02.25.25 **(2)** ISPO Q3 '24, Q4 '24, Q1 '25 and Q2 '25 earnings releases; **(3)** ISPO Q1 '25 earnings press release 05.07.25; **(4)** ISPO Q2 '25 10-Q, Debt Termination from ISPO Form 8-K filed 08.1.25; **(5)** ISPO Form DEFM14A 08.29.25 Pg. D-6; **(6)** 06.26.25 ISPO Presentation slide 21; **(7)** ISPO Form DEFM14A 8.29.25 Pg. D-15; **(8)** ISPO Form DEFM14A 08.29.25 Pg. D-1

Buyerlink's Valuation and Economics To CEO Zamani Appear Upside Down[1]



FY 28 Revenue Projections — Buyerlink 38%, ISPO 62%

FY 28 Adj. EBITDA Projections — ISPO 39%, Buyerlink 61%

Equity Value — ISPO 13%, Buyerlink 87%

(1) ISPO Form DEFM14A 08.29.25 Pg. 40; Stoney Lonesome calculations

CEO Zamani's Take on AutoWeb, Inc.[1]



Co-Founder & CEO

Autoweb, Inc.

1994 - 1999 · 5 yrs

I co-founded Autoweb.com in 1994 with my brother Frank Zamani. The company became the first online car buying service and potentially the first ever lead generation business on the internet. Over the years we raised capital from Geo Capital Partners, Technology Crossover Ventures, Toronto Star and State Farm Insurance. We successfully took the company public on NASDAQ on March 23, 1999. We were planning to sell 5M shares however there was demand for over 95M. We priced at $14 and opened trading at $20. On the first day of trading the stock closed at $40 and the company's valuation reached $1.2B. Autoweb's IPO was one of the most successful initial offerings in the history of NASDAQ. As the first service of its kind to offer invoice prices and other information on new and used cars with the hope of arming consumers with maximum information so they could experience a better process when shopping for a car...Autoweb for ever helped change the automotive retailing industry. I left the company 6 months after the public offering to pursue other opportunities.

(1) LinkedIn – Payam Zamani

Autoweb – the Business Imploded, Annual Losses Doubled Post IPO[1]

```
                                      Years Ended December 31,
                          ------------------------------------------------
                            2000      1999      1998      1997      1996
                          --------  --------  --------  -------   ------
                          (In thousands, except per share amounts)

Statements of operations data:
Net revenues..................... $ 52,280  $ 32,792  $ 13,041  $ 3,492   $  307
Loss from operations............  (36,863)  (20,214)  (11,425)  (2,971)   (835)
Net loss attributable to common
 stockholders...................  (38,370)  (18,153)  (12,374)  (3,196)   (853)
Net loss per share attributable
 to common stockholders:
 Basic and diluted............   $  (1.36) $  (0.85) $  (1.58) $ (0.41) $(0.11)
 Weighted average shares--
  basic and diluted..........      28,291    21,425     7,850     7,794    7,497
```

(1) – Autoweb FY 2000 10-K

AutoWeb – Day 1 Stockholders in the IPO Lost ~99% of Their Money In Less Than Two Years[1]

```
                                                        High      Low
                                                       ------   -------

1999:
First Quarter (from March 23, 1999) .......................  $50.00  $ 19.63
Second Quarter.............................................   41.25    11.50
Third Quarter..............................................   18.31     8.06
Fourth Quarter.............................................   14.13     8.25

2000:
First Quarter .............................................  $12.00  $  5.50
Second Quarter.............................................    7.38     2.00
Third Quarter..............................................    2.75     1.03
Fourth Quarter.............................................    1.75     0.19

2001:
First Quarter (through March 22, 2001, the latest
 practicable trading date).................................   $0.56   $ 0.19
```

(1) – Autoweb FY 2000 10-K

Buyerlink – The True Story Behind the Incredible IPO That CEO Zamani Highlights

- Day 1 public investors lost over $330mm[1]

- The business imploded and ran out of money

- Autoweb was purchased by Autobytel for $15mm.[2] The deal was announced less than 20 months after Autoweb went public.

- In our opinion, no one should trust a founding CEO who destroyed that much value and left stockholders holding the bag.

- It appears that CEO Zamani sold stock in the IPO and left the company within 8 months.[3]

(1) Autoweb Q1 '99 10-Q 05.17.99, $14 IPO price and 25 million shares outstanding;
(2) Wall Street Journal 04.12.2001
(3) Autoweb Form S-1/A Filed 03.19.99

Buyerlink – We Believe Is Largely The Same Business as AutoWeb and Not Worth ~8x Inspirato!

- Buyerlink does roughly 60% of Inspirato's revenue, yet Inspirato investors will be stuck owning less than 13% of the combined entity.[1]
- We are concerned Buyerlink's $360mm Valuation (Enterprise Value) is underpinned by CEO Zamani's projections of material top-line acceleration, which we believe lack a reasonable basis.[1]
  - $326mm equity value
    - $33mm of Citibank debt
    - $8.7mm of debt payable to Payam for the 3/31/25 purchase of California.com and One Planet Studios (California.com generates zero revenues)
- If this deal goes through, the combined entity will have $62mm in debt[1]
  - $42mm of debt from Buyerlink and $20mm of Capital One debt from Inspirato.

(1) ISPO Form DEFM14A 08.29.25

Buyerlink – Another Example of Self Dealing by CEO Zamani

- After an NDA was signed between Buyerlink and Inspirato on 3/17/25,[1] CEO Zamani orchestrated the sale of California.com and One Planet Studios (wholly owned personal assets) to Buyerlink.

- The two assets sold for $9.7mm, financed by a $8.7mm note payable (7% interest), with quarterly amortization payments starting 3/31/26.[2]

- California.com does $0 in revenues. The below picture is from Payam's LinkedIn. He claims to be Chairman of California.com.[3,4]

- This is not a business, it is a website that produces **zero revenue,** and we do not believe Inspirato shareholders should be stuck paying for it!



Chairman
California.com
Sep 2019 - Present · 6 yrs 1 mo
United States

(1) ISPO Form DEFM14A 08.29.25 Pg. 28;
(2) ISPO Form DEFM14A 08.29.25 Pg. D-7;
(3) Per our conversations With CEO Zamani; **(4)** LinkedIn – Payam Zamani

Buyerlink - Facing Search Storm Clouds





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Monday confirmed on their earnings call that Google's AI Overviews decimated their organic traffic. Their CMO admitted they're scrambling to "reallocate resources" away from SEO. You know what's painful? AI Overviews now appear in 47% of searches, causing click-through rates to plummet from 2.94% to 0.84%.

Think about that. A $6B company built their entire customer acquisition on Google's free traffic. One algorithm update later, they're hemorrhaging leads.

The uncomfortable pattern my clients share with me at Markster:
• SaaS companies losing up to 80% organic traffic overnight
• B2B service companies having ONLY branded search traffic (I had a call today with a leading European law firm today)
• CAC goes 2-3x while conversion rates take a nosedive
• Marketing teams still optimizing for 2019's playbook

But here's what Monday's leadership won't say publicly: They knew this was coming. Every B2B exec I talk to saw the writing on the wall when ChatGPT launched. Yet 90% did nothing but, maybe, hire another "SEO expert."

The companies surviving this shift share three characteristics:
• Diversified acquisition channels BEFORE the crisis
• Direct relationship channels (communities, partnerships, owned media)
• AI-augmented outbound that actually converts

I've personally helped 11 service businesses navigate this exact transition just this past 3 weeks. The ones who adapted early are now acquiring competitors who waited too long.

Your Google traffic isn't coming back. Neither is Monday.com's.

Buyerlink and the Proposed Merger Bring Minimal Benefits and is Value Destructive To Inspirato Stockholders

- Buyerlink does not have much excess liquidity today
- Buyerlink owes ~$10 mm of debt payments over the next 12 months and has only ~$11mm cash on the balance sheet.[1]
- Very little strategic benefits. The word "synergy" was not mentioned a single time in the initial merger presentation.
- CEO Zamani will get a preferred instrument with senior liquidity preference and $2.1mm a year in dividends (while Inspirato stockholders will own common stock). [2]
- We believe the combined entity will have a terrible corporate governance profile, with CEO Zamani entitled to designate 6 of 7 Board seats.[3]
- The new entity will be, in our opinion, a non-sensical conglomerate (**with revenue driven by luxury travel and consumer auto**), and will likely trade at a discount.
- We believe the combined entity will continue to be an illiquid small-cap company.

(1) ISPO Form DEFM14A 08.29.25 Page D-1;
(2) ISPO Form DEFM14A 08.29.25;
(3) ISPO Form DEFM14A 08.29.25

Minority Stockholders' Point of View

- Stockholders invested in Inspirato. Not Buyerlink.
- Per our discussions with other stockholders and analysis, Inspirato minority stockholders are not interested in owning less than 1/8 of Inspirato and 7/8 of Buyerlink (and considering the preferred instrument, this actually works out to substantially less than 1/8 of Inspirato).[1]

(1) ISPO Form DEFM14A 08.29.25

Our Analysis Shows A Capital Raise Would Have Been Much Better for Stockholders and Less Dilutive[1]

Dilution From Traditional Equity Raise	
Closing Share Price 6/25	$4.12
Discount	20%
Issuance Price	$3.30
Amount Raised	$10,000,000
Shares Issued	3,033,981
ISPO Shares Outstanding	12,469,941
Pro-Forma ISPO Shares	15,503,922

Dilution From Buyerlink Merger	
ISPO Shares Outstanding	12,469,941
Buyerlink Common Shares	73,941,230
Buyerlink Preferred Shares	8,262,327
Post-Merger Shares	94,673,498

Equity Value Post Raise



Equity Value Post Merger



(1) – Stoney Lonesome calculations and research, internal estimates of potential capital raise

Post Deal Capital Structure

- ~$33mm Citibank (SOFR + 3.00%)[1]

- ~$9mm CEO Zamani for California.com and One Planet Studios

- ~$32mm in Preferred Stock to CEO/One Planet (7% dividend)[2]

- ~$20mm Capital One[3]

- **~$94mm in securities senior to common shareholders!**

(1) ISPO Form DEFM14A 08.29.25 Pg. D-20; **(2)** ISPO Form DEFM14A 08.29.25 Pg. 2;
(3) ISPO Q2 25 10Q, Debt Termination from ISPO Form 8-K Filed 08.1.25

We Believe the Fairness Opinion and the Independent Board Review Are Flawed

- Is there a reason the Board did not speak to any independent stockholders while evaluating this deal?

- We do not believe Inspirato minority stockholders were considered.

- What was the reason that David Kallery was fired a day before the Board meeting where CEO Zamani first proposed the transaction? [1,2]

- Why didn't the special committee weigh the reverse merger against all potential options, including a capital raise/outright sale of the business?

- Why did the Company issue and reiterate FY 25 adj. EBITDA guidance of $0-$5mm before and after providing a negative $2mm estimate in the proxy?[3]

ISPO Guidance/Projections	5/8/2025	Projection Provided To Roth (MAY 2025)	8/13/2025
FY 25 Adj EBITDA Guidance	$0-$5mm	($2mm)	$0-$5mm

(1) ISPO 8-K 4.22.25 disclosing David Kallery was terminated on 4.22.25; (2) ISPO Form DEFM14A 08.29.25 Pg. 28, 4.23.25 the date of the Board meeting where CEO Zamani first discussed the Proposed Merger; (3) ISPO Form DEFM14A 08.29.25 Pg. 40, FY '25 ISPO projections calculated as $1,186,000/ 0.528 [Stub Period Provided]

Did CEO Zamani Withhold Pertinent Information From the Special Committee and the Board?

- We do not believe CEO Zamani shared that in January 2025, we offered to invest ($4mm) into Inspirato, before purchasing our block of stock. Based on our various conversations with members of the Board, we believe the Board was unaware of our multiple offers of direct investment.

- We got the sense from conversations with Board members that CEO Zamani **did not** share with the Board that we had been in discussions about investing additional funds in May 2025, and that we signed an NDA.

- We also believe that CEO Zamani did not disclose that we introduced him to a very helpful and value-added investor, who also expressed interest in investing in the Company, that CEO Zamani had talks with and subsequently asked the investor to sign an NDA as well. However, this investor received radio silence when they followed up multiple times.

We Believe The Process Was Flawed

- The Special Committee is effectively giving away 87% of Inspirato's business and it appears that they only took 1 day to decide which investment bank to use for the fairness opinion[1]

- A first-time public company CFO (with less than one year in the role) running point

- The Special Committee/Board spent a little over 1 month to run the process to, in essence, sell/fire sell the entire business[2]

- No majority of the minority vote to protect minority stockholders

- We question the ability of the Special Committee to act objectively and independently given CEO Zamani's position as Chairman and CEO and his Board designation rights

- CEO Zamani's long time close friend Julie Wainwright was a member of the Special Committee[3]

- We believe CEO Zamani withheld information on alternative options including
  - Capital Raise
  - Convertible Debt
  - Sale of entire business

(1) ISPO Form DEFM14A 08.29.25 Pg. 28; (2) ISPO Form DEFM14A 08.29.25 Pgs. 27-30;
(3) Per a February 2025 conversation between Clint Coghill and Payam Zamani

Potential Schedule 13D Violations?

- We note that CEO Zamani has never amended or updated his Schedule 13D filings regarding his investment in the Company to disclose that his intentions changed with respect to exploring options to effect the Proposed Merger

- Under SEC rules, Schedule 13D filers, such as CEO Zamani, are required to amend their Schedule 13D filing if their intentions change with respect to, among other things, any plans or proposals which the filer may have that relate to, or would result in, **(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries**, (ii) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (iii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, and (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.[1]

(1) Securities Exchange Act of 1934, Rule 13d-101

“Jumping the Gun” - We Believe CEO Zamani is Acting as if the Proposed Merger Has Already Been Approved, Making Decisions that May Destroy Value if it is not Approved

- It is clear to us that:
  - Inspirato and Buyerlink should not be integrating operations prior to approval of the Proposed Merger
  - CEO Zamani shouldn’t be firing people and hiring people in other locations
  - His actions threaten to destroy significant value for Inspirato stockholders if the Proposed Merger is not consummated


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Selective Disclosure?

- Inspirato held its Q1 ‘25 earnings call on 5/8/25, and CEO Zamani was upbeat about the quarter and business and reiterated guidance.
- Three weeks later, on 5/29/25, Michael Arthur, CFO of Inspirato, gave a presentation on Inspirato’s “limited liquidity” to the Board, which we believe was the driving force behind the deal and the speed of the deal.[1]
- If this was the case, why wasn’t the liquidity situation disclosed to stockholders?
- On the its Q2 ‘25 earnings call on 8/13/25, the Company proudly disclosed positive quarterly free cash flow.

(1) ISPO Form DEFM14A 08.29.25 Pg. 29

CEO Zamani and The Board's Responsibility

- The Board must take their fiduciary responsibilities seriously.

- We believe the Proposed Merger appears to be solely modeled around what is best for CEO Zamani.

- It is clear to us that the economics of the Proposed Merger are egregiously enriching CEO Zamani at the expense of Inspirato's minority stockholders. The terms of the Proposed Merger are no where near market or fair for the Company's minority stockholders. In fact, the terms of the Proposed Merger are significantly value destructive to Inspirato's minority stockholders.

Special Committee and Board Members

Special Committee

• Ann Payne

• Michael Armstrong

• Julie Wainwright

Additional Board Members

• Scott Berman

• May Samali

• Payam Zamani

We Intend to Vote Against the Proposed Merger

- We intend to vote against the Proposed Merger for the reasons cited in this presentation, including:
  - The apparent value destruction that Inspirato's minority stockholders will suffer
  - The seemingly flawed process undertaken by the Special Committee and the Board when approving the Proposed Merger
  - The non-sensical conglomerate structure of the combined company if the Proposed Merger is consummated
  - The substantial windfall that CEO Zamani is set to receive if the Proposed Merger is consummated at the expense of Inspirato's minority stockholders